Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors of Century Bancorp, Inc.
Century Bancorp, Inc. 401(k) Plan:
We consent to the incorporation by reference in the Registration Statement Form S-8 (No. 333-29987) of Century Bancorp, Inc. of our report dated May 13, 1998, with respect to the statements of net assets available for plan benefits of Century Bancorp, Inc. 401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1997 and the period October 1, 1996 through December 31, 1996, and the supplemental schedule of assets for investment purposes held at December 31, 1997 and the schedule of reportable transactions for year ended December 31, 1997 which reports appear in the December 31, 1997 annual report on Form 11-K of Century Bancorp, Inc. 401(k) Plan.

Boston, MA
December 12, 2007